

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 26, 2013

VIA U.S. MAIL AND FAX

Jordan Thomsen, Senior Director and Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

> Re: AXA Equitable Life Insurance Company
> Initial Registration Statement on Form S-3
> File No. 333-186796

Dear Mr. Thomsen:

The staff has reviewed the above-referenced registration statement which the Commission received on February 22, 2013. The filing received a limited review. Based on this review, we have the following comments on the filing. Note that page numbers refer to the courtesy copy provided to the staff on February 21, 2013.

1. <u>Indices</u>, page 2

    Footnote (1) – To avoid confusion, please change "investment option'" to "index."

2. <u>Number of Segment Types</u>, pages 7, 9 and 29

    It would appear that, with the 2 additional indices, there are 18 Segment Types. Please advise or revise.

3. <u>Key Features - Structured Investment Option</u>, page 10

    a. Please consistently refer to the iShares® Dow Jones U.S. Real Estate Index as the iShares® Dow Jones U.S. Real Estate Index Fund.

    b. The prospectus states that "[t]he highest level of protection at <u>maturity</u> is the -30% Segment Buffer and lowest level of protection is the -10% Segment Buffer." Please clarify that "maturity" refers to Segment Maturity and not contract maturity. Please make corresponding changes throughout the prospectus.

4. <u>Fee table</u>, page 12

    Please remove the first sentence of footnote 6 as it does not appear to be applicable.

5. <u>Risk Factors</u>, page17

    a. Please revise the first risk factor to disclose that purchasers may lose up to 90% of their investment in a segment period and can lose even more over multiple segment periods.

    b. With respect to the fourth bullet point, if the Segment Buffer protection does not apply to Segment Interim Value, please make that clear. If the Segment Buffer is applied in whole or in part, please explain how it applies.

    c. Please disclose the risk factors relating to exposure to the performance of the indices, including any risks applicable to only certain indices.

    d. Please disclose the principal risks related to exposure to the iShares® Dow Jones U.S. Real Estate Index Fund. Please also disclose that the investment objective and strategies of the iShares® Dow Jones U.S. Real Estate Index Fund are subject to change.

6. <u>Securities Indices</u>, page 31

    Please clarify that the iShares® Dow Jones U.S. Real Estate Index Fund is an exchange traded fund. Please also disclose that, as opposed to an index option that is directly tied to an index, the performance of the iShares® Dow Jones U.S. Real Estate Index segment is reduced by the fund's operating expenses.

7. <u>Commodities Indices</u>, page 31

    Please revise the descriptions of these indices for plain English.

8. <u>Suspension, Termination and Changes to Segment Types and Indices</u>, page 37

    Please explain whether any notice will be provided in the event a Segment Type is suspended.

9. <u>Pre-Packaged Segment Selection</u>, page 39

    Please disclose in the prospectus the composition of the packages to be offered.

10. <u>Guarantees and Support Agreements</u>

    Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contract or whether the company will be solely responsible for payment of contract benefits.

11. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

12. Tandy Rep

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Insured Investments Office